                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         RIBOZYME PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   76256710-5
                      (CUSIP Number of Class of Securities)

                                 Thomas A. Mann
                              4920 Commerce Parkway
                         Warrensville Heights, OH 44128

                                 with a copy to:

                             Warren Goldenberg, Esq.
                              3300 BP America Bldg.
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  JUNE 4, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 23 Pages
                            Exhibit Index on Page 20


CUSIP No. 76256710-5
-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         THOMAS A. MANN -- SSN####-##-####

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                             (a)   [ X]
                                                                                                             (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)
                                                                                                                    [ ]

-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

-----------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                220,538
OWNED BY EACH                       -----------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    -----------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            220,538

                                    -----------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    220,538

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                    [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.16%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-----------------------------------------------------------------------------------------------------------------------

                                                                    Page 3 of 23


CUSIP No. 76256710-5

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT A. MANN -- SSN# ###-##-####

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                            (a)    [X]
                                                                                                            (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)
                                                                                                                   [ ]

-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

-----------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                75,731
OWNED BY EACH                       -----------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    -----------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            75,731

                                    -----------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            75,731

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                   [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            1.08%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-----------------------------------------------------------------------------------------------------------------------

                                                                    Page 4 of 23


CUSIP No. 76256710-5

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         A.P. VENTURE I CORP. -- EIN# 25-1540691

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                           (a)   [ X]
                                                                                                           (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)
                                                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

-----------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                77,997
OWNED BY EACH                       -----------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    -----------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            77,997

                                    -----------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            77,997

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            1.12%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------------------

                                                                    Page 5 of 23


CUSIP No. 76256710-5

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         AMHERST COLLEGE -- TAX ID# 04-2103542

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                           (a)    [X]
                                                                                                           (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)
                                                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS

-----------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                9,626
OWNED BY EACH                       -----------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    -----------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            9,626

                                    -----------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            9,626

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            .14%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------------------

                                                                    Page 6 of 23


CUSIP No. 76256710-5

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         SOLWAY INVESTMENTS LIMITED -- TAX ID#: N/A

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                           (a)    [X]
                                                                                                           (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)
                                                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

-----------------------------------------------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                8,638
OWNED BY EACH                       -----------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    -----------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            8,638

                                    -----------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            8,638

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            .12%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------------------

                                                                    Page 7 of 23


CUSIP No. 76256710-5

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         PINE STREET PARTNERS II -- TAX ID# 22-3085234

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                        (a)   [ X]
                                                                                                        (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
         2(e)
                                                                                                               [ ]

-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW JERSEY
-----------------------------------------------------------------------------------------------------------------------

                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                8,158
OWNED BY EACH                       -----------------------------------------------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            -0-

                                    -----------------------------------------------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            8,158

                                    -----------------------------------------------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            8,158

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                               [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            .12%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This statement on Schedule 13D is filed on behalf of Thomas A. Mann, Robert A. Mann, AP Venture I Corp., a Delaware corporation ("APVI"), the Trustees of Amherst College, a Massachusetts non-profit corporation ("Amherst College"), Solway Investments Limited, a British Virgin Islands corporation ("Solway") and Pine Street Partners II, a New Jersey general partnership (the "Partnership") (all of the foregoing persons and entities are hereinafter referred to jointly as the "Reporting Persons"). This statement on Schedule 13D is filed on behalf of the Reporting Persons relative to transactions in certain common stock, $0.01 par value per share (the "Common Stock"), issued by Ribozyme Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer").

         Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to each partner of the Partnership and each person controlling such partner and with respect to APVI and Solway, each (i) executive officer and director of such corporation, (ii) person controlling such corporation, and (iii) each executive officer and director of any corporation or other person ultimately in control of such corporation.

ITEM 1.  SECURITY AND ISSUER.

         Security:         Common Stock, $0.01 par value per share
                           (CUSIP No. 76256710-5)

         Issuer:           Ribozyme Pharmaceuticals, Inc.
                           2950 Wilderness Place
                           Boulder, Colorado  80301

ITEM 2.  IDENTITY AND BACKGROUND.

         The identity and background of the Reporting Persons are as follows:

         (1) Thomas A. Mann is an individual and a citizen of the United States, with a principal business address of 4920 Commerce Parkway, Warrensville Heights, Ohio 44128. Mr. Mann is a consultant for TAM, Inc., with a principal business address of 4920 Commerce Parkway, Warrensville Heights, Ohio 44128.

         (2) Robert A. Mann is an individual and a citizen of the United States, with a principal business address of 26300 Cedar Road, Beachwood, Ohio 44122. Mr. Mann is the president of Mann, Inc., which operates a retail jewelry store with a principal business address of 26300 Cedar Road, Beachwood, Ohio 44122.

         (3) A.P. Venture I Corp. is a corporation organized under the laws of the state of Delaware engaged in the business of making venture capital investments. Its principal office and place of business is 919 Market Street, Second Floor, Wilmington, DE 19801.

         (4) Amherst College is a non-profit corporation organized under the laws of the Commonwealth of Massachusetts which operates Amherst College. Its principal business address is Amherst College, Treasurer's Office, Box 2203, P.O. Box 5000, Amherst, Massachusetts, 01002-5000 and its principal office is located at College Hall, Corner of Route 9 and Route 116, Amherst, Massachusetts, 01002.

         (5) Solway Investments Ltd. is a British Virgin Islands corporation formed for the purpose of investing in securities. The address of its principal business and principal office are Tropic Isle Building, P.O. Box 438 Road Town, British Virgin Islands.

         (6) Pine Street Partners II is a New Jersey partnership. The address of the partnership's principal business and principal office are c/o Vicki S. Abrams, 34 Devon Road, Essex Falls, NJ 07021.

                                    * * * * *

         APVI is a wholly owned subsidiary of Ampco-Pittsburgh Corp., a Pennsylvania corporation ("AP"). The executive officers of APVI are: Louis Berkman (Chairman); Robert A. Paul (President and Chief Executive Officer); Ernest G. Siddons (Executive Vice President and Chief Operating Officer); Robert
J. Reilly (Treasurer and Controller); Robert F. Schultz (Vice President-Industrial Relations and Senior Counsel); Rose Hoover (Secretary). The directors of APVI are: Messrs. Berkman, Paul, Siddons and Reilly, Ms. Hoover, Ingrid H. Schaut and Sandy McKenna. The executive officers of AP are: Louis Berkman (Chairman); Robert A. Paul (President and Chief Executive Officer); Ernest G. Siddons (Executive Vice President and Chief Operating Officer); Robert
J. Reilly (Treasurer and Controller); Robert F. Schultz (Vice President Industrial Relations and Senior Counsel) and Rose Hoover (Secretary). The directors of AP are: Messrs. Berkman, Paul and Siddons, William D. Eberle, Alvin
G. Keller, Carl H. Pforzheimer, III and Leonard M. Carroll.

         The executive officers of Solway are Bob Bernard, Andre Wilwert and Andre de Pfyffer and its directors are F.M.C. Limited and S.C.S. Limited.

         The General Partners of the Partnership are: William D. Berghold, Joanne M. Berghold, Vicki S. Abrams and Lab Partners, a Connecticut general partnership whose general partners are Judith Evans, Ralph Evans, Andrew Evans and Lauren Evans.

         The Trustees of Amherst College (the "Trustees") are: Karl F. Austen, Kenneth H. Bacon, Michele Y. Dietch, Rosanne M. Haggerty, Amos B. Hostetter, Jr., Thai-Hi T. Lee, Charles A. Lewis, Mary P. McPherson, Peter A. Nadosy, Mark
J. Sandler, H. Axel Schupf, William L. Snyder, III, Richard R. Spies, Louis B. Thalheimer, John I. Williams, Jr., Philip S. Winterer, David S. Wolff, Kimba M. Wood and Jide J. Zeitlin. The executive officers of Amherst College are: Charles
R. Longsworth (Chairman), Tom Gerety (President of the College), Susan Pikor (Secretary) and Sharon G. Siegel (Treasurer).

         The executive officers and directors of APVI, AP and Solway, the General Partners of the Partnership and the Trustees are sometimes collectively referred to herein as the "Related Parties."

                                    * * * * *

         During the last five years, none of the persons and entities identified in this Item 2 have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that either resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         None of the Reporting Persons has acquired any securities of the Issuer in connection with this filing. Each of the Reporting Persons (or their predecessors in interest) was a shareholder in Bio Holdings, Inc., an Ohio corporation ("BHI") which was formed for the purpose of holding shares in the Issuer upon its incorporation in 1992. Immediately prior to the closing of the Issuer's initial public offering of the Common Stock, pursuant to certain rights granted in the Stockholders' Agreement dated February 7, 1992 between the Issuer, BHI and certain investors (including each of the Reporting Persons, except for Solway which acquired shares from Holcan, Ltd. by merger and Amherst College, which acquired its shares by gift from a former BHI shareholder), the shareholders of BHI received 778,002 shares in exchange of their shares of BHI stock. No additional consideration was paid by the BHI shareholders to effect this exchange.

         Except as otherwise indicated in this Schedule 13D, none of the Related Parties, considered individually, owns beneficially any shares of Common Stock. However, the Related Parties may, by virtue of their respective positions with the Reporting Persons, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Reporting Person to which such Related Party is related.

ITEM 4.  PURPOSE OF TRANSACTION.

         The original purpose of the acquisition of the securities of the Issuer by the Reporting Persons was for investment. The shares of Common Stock held by the Reporting Persons were subject to an Agreement Not to Sell Shares dated April 9, 1996 with Montgomery Securities, Inc., which expired October 9, 1996. The purpose of this filing is to permit the Reporting Persons to coordinate possible sales of all or some portion of their shares of the Common Stock.

                             *    *    *    *    *

         Except as described in this Item 4, none of the Reporting Persons presently have any plans or proposals which relate to or would result in either
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, (such as a merger, reorganization or liquidation), involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (The number of issued and outstanding shares of Common Stock upon which the various percentages set forth in this statement on Schedule 13D are based does not include any outstanding securities convertible into Common Stock or any shares of Common Stock subject to any outstanding options.)

         (a) (i) Thomas A. Mann is the beneficial owner of 220,538 shares of Common Stock, which constitute 3.16% of the 6,981,053 shares of Common Stock issued and outstanding as of June 13, 1997.

                  (ii) Robert A. Mann is the beneficial owner of 75,731 shares of Common Stock, which constitute 1.08% of the 6,981,053 shares of Common Stock issued and outstanding as of June 13, 1997.

                  (iii) APVI is the beneficial owner of 77,997 shares of Common Stock, which constitute 1.12% of the 6,981,053 shares of Common Stock issued and outstanding as of June 13, 1997.

                  (iv) Amherst College is the beneficial owner of 9,626 shares of Common Stock, which constitute .14% of the 6,981,053 shares of Common Stock issued and outstanding as of June 13, 1997.

                  (v) Solway is the beneficial owner of 8,638 shares of Common Stock, which constitute .12% of the 6,981,053 shares of Common Stock issued and outstanding as of June 13, 1997.

                  (vi) The Partnership is the beneficial owner of 8,158 shares of Common Stock, which constitute .12% of the 6,981,053 shares of Common Stock issued and outstanding as of June 13, 1997.

         None of the Related Parties, considered individually, owns beneficially any shares of Common Stock. However, the Related Parties may, by virtue of their respective positions with the Reporting Persons, be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Reporting Person to which such Related Party is related.

                                     * * * *

         (b) Each of the Reporting Persons has the sole power to vote or to direct the voting of, all of the shares of Common Stock reported as owned beneficially by them, respectively, in response to subsection (a) of this Item
5. Each of the Reporting Persons has the sole power to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as owned beneficially by them, respectively, in response to subsection (a) of this Item 5.

         None of the Related Parties, considered individually, has the sole power to vote or to direct the voting of, or the sole power to dispose of or to direct the disposition of, any shares of Common Stock. However, such Related Parties (jointly and severally in the case of the General Partners), by virtue of their respective positions with the Reporting Persons, have the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, the shares of Common Stock reported as owned beneficially by the Reporting Person to which such Related Party is related.

                                     * * * *

         (c) On June 2, 1997, Robert A. Mann, in a separate transaction that is not a part of the joint sales transaction that is the subject of this filing, personally sold 2,500 shares of Common Stock. Other than this transaction, it is believed that none of the Reporting Persons, the General Partners or the Trustee have personally effected any transactions in the Common Stock in the last 60 days.

                                     * * * *

         (d) Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Common Stock reported as owned beneficially by it, respectively, in response to subsection (a) of this Item 5.

                  None of the Related Parties, considered individually, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock. However, the Related Parties (jointly and severally in the case of the General Partners), by virtue of their respective positions with the Reporting Persons, have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock reported as owned beneficially by the Reporting Person to which such Related Party is related.

                                     * * * *

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the contracts, arrangements, understandings and relationships described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), either (a) among the persons and entities identified in
Item 2 or (b) between any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies).

         There is no contract among the Reporting Persons requiring them to sell shares in the Issuer. The Reporting Persons are bound by the terms of the Master Shareholder Agreement which provides that none of the Reporting Persons may transfer more than 25% of their shares without the prior written consent of Thomas A. Mann. Additionally, pursuant to the terms of that certain Stock Purchase Agreement dated as of February 7, 1992 among the Issuer, BHI and certain investors (including each of the Reporting Persons except for Solway and Amherst College as noted in response to Item 3 of this Schedule 13D) and that certain Stock Purchase Agreement dated June 28, 1995 among the Issuer and certain investors (including each of the Reporting Persons except Solway and Amherst College as noted in response to Item 3 of this Schedule 13D), Issuer has granted demand and piggyback registration rights to each of the Reporting Persons.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement among the Reporting Persons, dated as of June 12, 1997.

         Exhibit 2.        Joint Filing Agreement among the Reporting
                           Persons, dated as of October 16, 1996 (Exhibit 1 to
                           Schedule 13D filed 10/17/96, incorporated herein by reference).

         Exhibit 3.        Master Shareholder Agreement dated February 7,
                           1992 among Thomas A. Mann, A.P. Venture I Corp., H. Axel Schupf, Holcan, Ltd. and Pine Street Partners II (Exhibit 2 to Schedule 13D filed 10/17/96, incorporated herein by reference).

         Exhibit 4.        Stock Purchase Agreement dated as of February 7,
                           1992 among the Issuer, BHI and certain investors. (Exhibit 10.9 to Registration Statement on Form SB-2, File No.333-1908-D (the "Registration Statement"), incorporated herein by reference).

         Exhibit 5. Stock Purchase Agreement dated as of June 28, 1995 among the Issuer and certain investors (Exhibit 10.16 to the Registration Statement, incorporated herein by reference).

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 12, 1997                          /s/ Thomas A. Mann
                                               --------------------------------
                                                   Thomas A. Mann, individually

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 12, 1997                          /s/ Robert A. Mann
                                               --------------------------------
                                                   Robert A. Mann, individually

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 12, 1997                          A.P. VENTURE I CORP.

                                               By:  /s/ Robert Paul
                                                    ---------------------------
                                                        Robert Paul, President

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 12, 1997                     TRUSTEES OF AMHERST COLLEGE


                                          By:  /s/ Sharon G. Siegel
                                               --------------------------------
                                                   Sharon G. Siegel, Treasurer

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 12, 1997                       SOLWAY INVESTMENTS LIMITED

                                            By: /s/ Bob Bernard
                                                -------------------------------
                                                    Bob Bernard, Agent

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 12, 1997                   PINE STREET PARTNERS II

                                        By:
                                            By: /s/ William D. Berghold
                                                -------------------------------
                                                    William D. Berghold, general
                                                      partner

                                  EXHIBIT INDEX
                                  -------------


Exhibit                             Description                                        Page
-------                             -----------                                        ----

Exhibit 1.        Joint Filing Agreement among the Reporting Persons,                   21
                  dated as of June 12, 1997.

Exhibit 2.        Joint Filing Agreement among the Reporting Persons,  dated            *
                  as of October 16, 1996 (Exhibit 1 to Schedule 13D filed
                  10/17/96, incorporated herein by reference).

Exhibit 3.        Master Shareholder Agreement dated February 7, 1992 among             *
                  Thomas A. Mann, A.P. Venture I Corp., H. Axel Schupf,
                  Holcan, Ltd. and Pine Street Partners II (Exhibit 2 to
                  Schedule 13D filed 10/17/96, incorporated herein by reference).

Exhibit 4.        Stock Purchase Agreement dated February 7, 1992 among                 *
                  the Issuer, BHI and certain investors.  (Exhibit 10.9 to
                  Registration Statement on Form SB-2, File No. 333-1908-D, the
                  "Registration Statement"), incorporated herein by reference).

Exhibit 5.        Stock Purchase Agreement dated as of June 28, 1995 among              *
                  the Issuer and certain investors. (Exhibit 10.16 to the
                  Registration Statement, incorporated herein by reference).


*        Incorporated by reference as noted herein